                                                                  August 4, 2006


           Kinross Gold announces 45 percent revenue growth and record earnings of $65.6 million in second quarter

           Production on target and operating cash flow up 210 percent

         $470 million Paracatu expansion enhances future gold production

Toronto, Ontario - Kinross Gold Corporation (TSX-K; NYSE-KGC) ("Kinross", "Kinross Gold" or the "Company"), today announced its unaudited results for the three and six months ended June 30, 2006.

(All dollar amounts in this press release are expressed in U.S. dollars, unless otherwise noted)

--------------------------------------------------------------------------------
Second Quarter Highlights

o Kinross produced 385,514 gold equivalent ounces in the second quarter of 2006. The Company remains on track to produce approximately 1.44 million gold equivalent ounces for the year.

o The Company's revenue was $252.3 million in the second quarter, a 45 percent increase over the same period last year while realizing $625 per ounce of gold sold, an increase of 48 percent over the same period last year. The cost of sales1 of $311 per ounce on sales of 403,507 gold equivalent ounces remains on track to meet the forecast of $305 - $315 per ounce for the full year.

o Kinross achieved net earnings of $65.6 million, or $0.19 per share, compared with a net loss of $16.4 million in the same period last year. These results include a $2.9 million pre-tax gain on disposal of assets in the second quarter of 2006, contributing less than $0.01 per share.

o Kinross' cash flow from operating activities in the second quarter was $94.9 million, a 210 percent increase compared to the $30.6 million generated in the second quarter of 2005. The cash position rose to $149.0 million as at June 30, 2006 compared with $84.1 million at March 31, 2006.

o Kinross has further strengthened its management team with the addition of James Toccacelli as Senior Vice President, Communications.

Updates

o Kinross' Board of Directors has approved an investment estimated at $470 million in its wholly owned Brazilian subsidiary's Paracatu expansion project in Brazil, which is expected to start up in 2008. Average annual production at Paracatu is expected to be approximately 557,000 ounces of gold per year from 2009 through 2013 at an average cost of sales of approximately $230 per ounce. Proven and Probable Mineral Reserves as at December 31, 2005 were 15.2 million gold ounces.2

o As previously disclosed, the Company's registration statement in respect of the Crown transaction was declared effective as of July 28, 2006 and a proxy statement/prospectus has been mailed to Crown shareholders. Crown will hold a shareholders meeting on August 31, 2006, where its shareholders will vote on the transaction.

o As previously disclosed, Kinross undertook various divestitures of non-core assets consistent with our four-point plan including the George/Goose Lake property, the Aquarius project, the Lupin site and the Blanket mine.
--------------------------------------------------------------------------------

1. Cost of sales per ounce is calculated by dividing cost of sales as per the financial statements by the number of gold equivalent ounces sold.
2. This news release contains forward looking information that is subject to risk factors and assumptions set out in the project summary on pages 10 & 11 and the cautionary note on page 12 of this news release.

"Our quarterly earnings are a record for Kinross and highlight the Company's ability to generate operating cash flow, earnings and ultimately value for shareholders," said Tye Burt, Kinross' President and Chief Executive Officer. "The Company's cash flow from operating activities increased more than 200 percent in the quarter compared to 2005, while the average realized gold price increased 48 percent compared to the same period."

"Paracatu's expansion is a key element in our commitment to `growth from core operations', a pillar of Kinross' four-point strategic plan. We continue to drive forward with other initiatives in that plan," said Burt.

"Outstanding performance such as this is never the result of one single variable. Our policy against gold hedging allowed us to enjoy the full benefit of a robust gold price. Our cash balances are growing, giving us a strong balance sheet in support of our capital program. Our teams hard work, cost control and achievement in meeting production and operating targets have all combined to give these results," added Burt. "I'd like to thank our employees for their ongoing dedication and commitment to building a great company."

Paracatu expansion
On August 3, 2006, Kinross' Board of Directors approved an investment of approximately $470 million in Rio Paracatu Mineracao, Kinross' Brazilian operating subsidiary, for the expansion of the Paracatu mine in Brazil. The project is anticipated to begin production in 2008. During the period from 2009 to 2013 the project is expected to have average annual throughput of 58 million tonnes with an average annual output of approximately 557,000 ounces of gold at an average cost of sales of approximately $230 per ounce. As a result, total Kinross production for 2009 is expected to aggregate 1.8 - 1.9 million ounces of gold equivalent. For the years 2009 through 2019, average annual output at Paracatu is expected to be approximately 490,000 ounces at an average cost of sales of $259 per ounce. The current mine plan indicates a mine life of approximately 30 years, based on 15.2 million ounces of current Proven and Probable Mineral Reserves. Over the life of the mine from 2009 onwards, average annual production is expected to be approximately 418,000 ounces at an average cost of sales of approximately $307 per ounce. For further technical information regarding the Paracatu expansion, please refer to the technical report to be filed with SEDAR shortly, which, once filed, will be accessible at www.sedar.com or on our website at www.kinross.com. Please refer to pages 10 & 11 of this news release for a summary of the Paracatu expansion as well as material assumptions and risk factors associated with the project.

To support this expansion, a five-and-a-half-year term loan in a principal amount of up to $250 million is being negotiated to provide funding for the project. Also, the existing $295 million revolving credit facility is being increased to $300 million and the maturity date is being extended from April 2008 to August 2009.

Permits have been received for the installation of the 30 million tonnes per annum ("mtpa") plant and further permits are being obtained to accommodate additional throughput. The Company is submitting an Environmental Impact Study to the Brazilian authorities for the construction of an additional tailings pond. Large capital components have been ordered and site construction preparation is underway. SNC-Lavalin, in conjunction with Minerconsult, has been engaged as the engineering and procurement construction management group for the Paracatu expansion project.

"In line with our commitment to `growth from core operations', Kinross' Board of Directors has approved a substantial investment at Paracatu that is expected to significantly increase production at attractive costs, especially in the early years. We continue to optimize our assets portfolio, with an intense focus on the project at Paracatu," stated Tim Baker, Executive Vice President and Chief Operating Officer. "Already one of Brazil's largest gold mines, Paracatu is expected to be one of the western hemisphere's largest gold mines and a growing contributor to Kinross' production profile in 2008 and beyond."

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Summary of financial and operating results
-----------------------------------------------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED            SIX MONTHS ENDED
                                                                           JUNE 30,                    JUNE 30,
                                                                 ---------------------------   ------------------------
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AND PER OUNCE AMOUNTS)         2006         2005           2006        2005
                                                                 ---------------------------   ------------------------
Gold equivalent ounces - produced (a)                                   385,514     413,597        747,909     824,077
Gold equivalent ounces - sold (a)                                       403,507     413,306        775,325     829,074
Metal sales                                                           $   252.3   $   174.6      $   450.6   $   354.4
Cost of sales (excludes accretion and reclamation
  expense, depreciation, depletion and amortization)                  $   125.4   $   111.0      $   246.9   $   224.1
Accretion and reclamation expense                                     $     2.9   $     2.6      $     5.9   $     5.9
Depreciation, depletion and amortization                              $    27.0   $    44.6      $    56.2   $    88.9
Operating earnings (loss)                                             $    73.1   $    (0.7)     $    95.5   $    (0.7)
Net earnings (loss)                                                   $    65.6   $   (16.4)     $    74.5   $   (17.3)
Basic earnings (loss) per common share                                $    0.19   $   (0.05)     $    0.22   $   (0.05)
Diluted earnings (loss) per common share                              $    0.19   $   (0.05)     $    0.21   $   (0.05)
Cash flow from operating activities                                   $    94.9   $    30.6      $   115.0   $    57.4
Realized gold price                                                   $     625   $     421      $     581   $     425
Cost of sales per equivalent ounce sold (b)                           $     311   $     269      $     318   $     270

(a)  Gold equivalent ounces include silver ounces converted to gold based on the ratio of the average spot market prices for the commodities for each year.
     This ratio for the second quarter of 2006 was 51.26:1, compared with
     59.75:1 for the second quarter of 2005.
(b)  Cost of sales per ounce is calculated by dividing cost of sales as per the financial statements with gold equivalent ounces sold.
-----------------------------------------------------------------------------------------------------------------------

Revenue from metal sales in the second quarter of 2006 increased 45 percent year-over-year to $252.3 million from $174.6 million in the same period of 2005, primarily as a result of higher realized gold prices, partially offset by fewer ounces sold, primarily from Porcupine, Musselwhite and Round Mountain, and reduced ounces from Kubaka and Kettle River as the mines wind down operations. The average realized gold price in the second quarter of 2006 was $625 per ounce, compared with $421 per ounce in the second quarter of 2005. The average spot price for the second quarter was $628 per ounce, compared with $427 per ounce in the same period of 2005.

Gold equivalent production of 385,514 ounces was consistent with budgeted amounts for the quarter. In the second quarter of 2006, the Company sold 403,507 gold equivalent ounces, down from the 413,306 ounces sold in 2005, primarily as a result of fewer ounces sold from Porcupine, Musselwhite and Round Mountain and reduced sales and production from Kubaka as it winds down operations. The Company remains on track to reach its production target of 1.44 million ounces for the full year 2006.

Cost of sales increased 13 percent in the second quarter of 2006 as compared to the similar period in 2005 largely due to industry-wide factors such as increased fuel, power, labour and other production costs and the high cost of producing the final low-grade stockpiles at Kubaka. In addition, the strengthening of the Canadian dollar, Brazilian real and Chilean peso against the weakening U.S. dollar has increased costs at the Company's non-U.S. mines. Kinross is committed to its continuous improvement program, which looks to new systems, methods and technologies to reduce costs and improve efficiencies.

General and administrative expense increased 37 percent in the second quarter of 2006 to $14.7 million, compared to $10.7 million in the second quarter of 2005. The increase is primarily related to higher personnel costs, stock-based compensation expense, professional advisory fees and the Canadian currency strengthening against the U.S. dollar.

Cash flow from operating activities during the second quarter of 2006 increased by $64.3 million to $94.9 million, compared to $30.6 million in the second quarter of 2005. The increase in cash flow from operating activities in 2006 was the result of increased earnings, largely due to the higher realized gold price and changes in working capital requirements in 2006 versus 2005.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Operations review and update
------------------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED JUNE 30,
                                       GOLD EQUIVALENT OUNCES
                          --------------------------------------------------
                                  PRODUCED                    SOLD                   COST OF SALES             COST OF SALES/OZ
                          ------------------------  ------------------------  --------------------------  --------------------------
(IN US$ MILLIONS)              2006        2005          2006        2005           2006         2005           2006          2005
                          ------------------------  ------------------------  --------------------------  --------------------------
Fort Knox                      99,437      86,426       110,308      87,632         $ 29.5       $ 23.1           $ 267        $ 264
Round Mountain                 88,469     100,745        86,555      93,647           23.4         22.9             270          245
La Coipa                       32,519      30,352        33,366      33,251           10.8         11.6             324          349
Crixas                         24,424      24,153        25,779      24,895            5.2          3.7             202          149
Paracatu                       44,465      43,252        43,620      40,831           14.6         11.3             335          277
Musselwhite                    17,631      19,403        18,801      21,300            7.8          6.9             415          324
Porcupine Joint Venture        39,713      51,474        43,299      52,600           15.9         13.4             367          255
Refugio (a)                    26,711       1,948        26,925       2,048           10.2          0.7             379          342
Other operations (b)           12,145      55,844        14,570      55,826            7.9         17.0             542          305
CORPORATE AND OTHER (c)             -           -           284       1,276            0.1          0.4             352          313
                          ------------------------  ------------------------  --------------------------  --------------------------
TOTAL                         385,514     413,597       403,507     413,306         $125.4       $111.0           $ 311        $ 269
                          ------------------------  ------------------------  --------------------------  --------------------------

----------------------------------------------------------------------------------------------------------------------------------
SIX MONTHS ENDED JUNE 30,
                                       GOLD EQUIVALENT OUNCES
                          --------------------------------------------------
                                  PRODUCED                    SOLD                   COST OF SALES             COST OF SALES/OZ
                          ------------------------  ------------------------  --------------------------  --------------------------
(IN US$ MILLIONS)              2006        2005          2006        2005           2006         2005           2006          2005
                          ------------------------  ------------------------  --------------------------  --------------------------

Fort Knox                     179,114     160,379       177,916     158,508         $ 51.0       $ 40.6           $ 287        $ 256
Round Mountain                173,560     196,138       180,622     186,491           51.0         47.0             282          252
La Coipa                       71,146      64,376        73,432      74,710           22.1         24.1             301          323
Crixas                         48,545      48,345        49,717      49,049            9.7          7.2             195          147
Paracatu                       87,365      83,861        89,747      84,315           29.7         23.6             331          280
Musselwhite                    33,799      40,947        35,661      41,640           15.0         13.3             421          319
Porcupine Joint Venture        69,845     104,365        75,452     102,660           30.0         26.7             398          260
Refugio(a)                     58,925       4,895        58,873       5,164           20.9          1.3             355          252
Other operations (b)           25,610     120,771        30,169     113,782           16.5         35.4             547          311
CORPORATE AND OTHER (c)             -           -         3,736      12,755            1.0          4.9             268          384
                          ------------------------  ------------------------  --------------------------  --------------------------
TOTAL                         747,909     824,077       775,325     829,074         $246.9       $224.1           $ 318        $ 270
                          ------------------------  ------------------------  --------------------------  --------------------------

(a)  The Refugio mine commenced production in late 2005.
(b)  Other operations include ounces produced and sold from Kubaka and Kettle River for 2005 and Kubaka in 2006.
(c)  Corporate and other includes ounces sold from Lupin and New Britannia, although production is not included since the properties are in closure.
------------------------------------------------------------------------------------------------------------------------------------

At the Paracatu mine in Brazil, gold equivalent production was higher in the second quarter of 2006 when compared with the same quarter in 2005 resulting from higher throughput and recoveries, partially offset by lower grades. The decrease in throughput in the second quarter of 2005 as compared to second quarter 2006 occurred due to planned mill repairs reducing availability. Cost of sales in 2006 increased 29 percent over the same quarter of 2005 primarily due to increased energy and consumable costs, and the 13 percent appreciation of the Brazilian real against the U.S. dollar.

At Round Mountain in the United States, production declined 12 percent in the second quarter of 2006 relative to the same period in the prior year due to lower throughput resulting from a mill liner change, unscheduled maintenance, loader availability and the processing of lower grade stockpiles. Cost of sales increased 2 percent due to increased input commodity costs. Royalties also increased as a direct result of higher gold prices.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Production at the Fort Knox mine in the United States increased 15 percent in the second quarter of 2006 when compared to the same period in 2005 as a result of increased tonnage and a higher grade, partially offset by a lower recovery as the mine processed a zone of metallurgically complex ore. Cost of sales increased 28 percent due to the higher number of ounces sold partially offset by the increased tonnage processed. Increases in fuel and power costs continue to negatively impact cost of sales.

At the Porcupine Joint Venture in Canada, gold production in the second quarter of 2006 was 23 percent lower than the second quarter of 2005. This decrease in production was largely due to lower grades, as mining in the higher grade Dome pit was completed in the fourth quarter of 2005. While a decrease in average grade was budgeted, the actual mined grade at Pamour was lower than anticipated due to delayed access to the higher grade east end of the pit pending road construction. Metallurgical recovery was 2 percent lower, which again reflected the lower grade Pamour ore. Cost of sales increased 19 percent through the impact of higher energy and commodity costs, and a 10 percent increase in value of the Canadian dollar against the U.S. dollar year-over-year.

At the La Coipa joint venture in Chile, gold equivalent production increased 7 percent in the second quarter of 2006 over the same period in 2005 mainly due to higher grades of silver ore in the Coipa Norte pit. Cost of sales decreased by 7 percent due to higher costs in the second quarter of 2005 resulting from pit slope failures. This was partially offset by higher power costs and a 9 percent appreciation of the Chilean peso against the U.S. dollar in the second quarter of 2006 compared with the second quarter of 2005.

At the Crixas joint venture mine in Brazil, gold production was comparable during the second quarters of 2006 and 2005. Cost of sales increased year-over-year by 41 percent due to the mining of additional tonnes of ore at lower grades along with the 13 percent appreciation of the Brazilian real against the U.S. dollar.

The Refugio joint venture mine in Chile went into production in the second half of 2005, achieving its targeted production rate late in the year. As a result, comparative amounts from the first half of 2005 are not meaningful. In the second quarter of 2006, the mine sold 26,925 gold equivalent ounces, with a cost of sales of $10.2 million. Costs were negatively affected by a 9 percent appreciation of the Chilean peso relative to the U.S. dollar.

Gold equivalent production at the Musselwhite joint venture in Canada was 9 percent lower in the second quarter of 2006 as compared to the same period in 2005 due to reduced labour and equipment availability, weather-related issues and delays caused by localized ground conditions, reducing stope access. Cost of sales increased by 13 percent due to increased energy and commodity costs and a 10 percent appreciation in the Canadian dollar against the U.S. dollar in the second quarter of 2006, compared with the second quarter of 2005.

At Kubaka in Russia, mining was completed in June 2005, with primarily stockpiles remaining to be processed. During the second quarter of 2006, the mine sold 11,593 gold equivalent ounces for a total of 27,126 gold equivalent ounces sold in the first half of 2006. Ore processing will be completed in August, 2006.

2006 Outlook
Kinross is on track to meet its gold equivalent production target of 1.44 million ounces at a cost of sales of $305 - $315 per ounce for 2006. Capital expenditures are expected to be approximately $285.0 million in 2006. Aggregate exploration and business development expense is expected to be approximately $30.0 million for the year and reclamation and remediation expenditures are expected to be $32 million.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Exploration and business development
Exploration and business development expense for the second quarter of 2006 was $9.4 million, compared with $6.4 million for the corresponding period in 2005, an increase of 47 percent. During the second quarter of 2006, Kinross completed 90,412 metres of drilling for a total of 173,726 metres. Most of the drilling was focused on reserve growth at and around active mining properties. To that end, the Company is aggressively drilling prospects at Refugio, La Coipa and Porcupine. At Round Mountain, the underground exploration decline was 70% complete and the first drill station was cut. Drilling will commence in the third quarter of 2006 with the program extending through year-end 2006.

The Company continues to make progress towards building a pipeline of greenfield projects. In El Salvador, Kinross has optioned the Santa Clara project from Brett Resources Inc. and can earn a two-thirds interest by funding $5.0 million in exploration over four years and purchasing 1.4 million units of Brett Resources comprised of one common share and one half of one common share purchase warrant. First-pass drilling is planned on four additional projects in the second half of 2006.

Other income (expense) - net
---------------------------------------------------------------------------------------
(IN US$ MILLIONS)                      THREE MONTHS ENDED          SIX MONTHS ENDED
                                             JUNE 30,                   JUNE 30,
                                    -------------------------  ------------------------
                                         2006         2005          2006         2005
                                    -------------------------  ------------------------
Interest and other income              $   1.6       $   1.6      $   3.3      $   3.5
Interest expense                          (2.2)         (1.7)        (4.7)        (3.6)
Foreign exchange losses                   (1.2)        (14.6)       (10.6)       (12.9)
Non-hedge derivative gains                 2.5           0.1            -          0.1
                                    -------------------------  ------------------------
Other income (expense) - net           $   0.7       $ (14.6)     $ (12.0)     $ (12.9)
                                    -------------------------  ------------------------
---------------------------------------------------------------------------------------

Non-hedge derivative losses
During the second quarter the Company closed out its remaining 100,000 gold call options for a realized loss of $1.3 million, which was recorded as a reduction to revenue from metals sales. During the first quarter of 2006, the Company had recorded a non-hedge derivative loss of $2.5 million on these outstanding options. This was an unrealized loss based on the movement of the mark-to-market value of the options during the first quarter. This unrealized loss was reversed in the second quarter as the remaining options were closed out. The total impact of the remaining call options in the second quarter was a gain of $1.2 million.

Foreign exchange losses
A net foreign exchange loss of $1.2 million was recorded during the second quarter of 2006, compared with a net loss of $14.6 million for the comparative period in 2005. The loss on foreign exchange in the second quarter of 2006 was largely the result of the impact of the strengthening Brazilian real on Brazilian deferred tax liabilities.

Income and mining taxes
During the first half of 2006, the Company recorded a provision for income and mining taxes of $8.7 million on earnings before tax of $83.5 million. During the comparable period in 2005, the Company recorded a provision for income and mining taxes of $3.5 million on a loss before tax of $13.6 million.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Liquidity and capital resources
The following table summarizes Kinross' cash flow activity for the three and six months ended June 30, 2006 and 2005:

Cash flow summary
---------------------------------------------------------------------------------------------
IN US$ MILLIONS                                 THREE MONTHS ENDED        SIX MONTHS ENDED
                                                     JUNE 30,                 JUNE 30,
                                             ------------------------  ----------------------
                                                 2006         2005          2006       2005
                                             ------------------------  ----------------------
Cash flow:
   Provided from operating activities           $  94.9       $ 30.6      $ 115.0     $ 57.4
   Used in investing activities                   (39.5)       (45.8)       (74.6)     (84.6)
   Provided from financing acitvities               8.8         19.4          9.0       36.0
Effect of exchange rate changes on cash             0.7            -          2.0          -
                                             ------------------------  ----------------------
Increase in cash and
   cash equivalents                                64.9          4.2         51.4        8.8
Cash and cash equivalents:
   Beginning of period                             84.1         52.5         97.6       47.9
                                             ------------------------  ----------------------
   End of period                                $ 149.0       $ 56.7      $ 149.0     $ 56.7
                                             ------------------------  ----------------------
---------------------------------------------------------------------------------------------

Operating Activities
Cash flow provided by operating activities was $94.9 million in the second quarter of 2006, compared with $30.6 million in the corresponding period in 2005. The difference year-over-year is due to increased earnings, largely the result of a higher realized gold price partially offset by higher cost of sales.

Investing Activities
Net cash used in investing activities was $39.5 million in the second quarter of 2006, versus $45.8 million during the same period in 2005. This included additions to property, plant and equipment of $41.8 million and $38.6 million in the second quarters of 2006 and 2005, respectively. The following table provides a breakdown of capital expenditures:

Capital expenditures
-----------------------------------------------------------------------------
IN US$ MILLIONS                THREE MONTHS ENDED        SIX MONTHS ENDED
                                     JUNE 30,                JUNE 30,
                             -----------------------  -----------------------
                                 2006         2005        2006         2005
                             -----------------------  -----------------------
OPERATING SEGMENTS
Fort Knox                       $ 12.6       $ 11.8      $ 21.5       $ 22.3
Round Mountain                     5.5          1.7         8.4          2.7
La Coipa                           2.9          1.2         5.9          2.2
Crixas                             2.3          1.5         4.0          2.9
Paracatu                           9.2          5.4        17.6          9.3
Musselwhite                        1.2          0.7         2.3          1.9
Porcupine Joint Venture            5.7          6.7        10.4         12.8
Refugio                            0.7          8.9         3.0         21.5
Other operations                   1.3          0.1         1.9          0.2
CORPORATE & OTHER                  0.4          0.6         1.5          0.9
                             -----------------------  -----------------------
                                $ 41.8       $ 38.6      $ 76.5       $ 76.7
                             -----------------------  -----------------------
-----------------------------------------------------------------------------

Capital expenditures in the second quarter of 2006 included costs related to accessing the phase six ore zone at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture and costs at Paracatu related to the mine and mill expansion.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Financing Activities
Net cash of $8.8 million was provided by financing activities in the second quarter of 2006, versus $19.4 million in the second quarter of 2005. The reduction in cash provided from financing activities in the second quarter of 2006 primarily related to repayment of long-term debt and a reduction in the amount of new debt issued.

Balance sheet
--------------------------------------------------------------------------------
IN US$ MILLIONS                                            AS AT:
                                               -------------------------------
                                                   June 30,      December 31,
                                                     2006            2005
                                               ---------------  --------------

Cash and cash equivalents                           $   149.0       $    97.6
Current assets                                      $   294.3       $   241.9
Total assets                                        $ 1,785.8       $ 1,698.1
Current liabilities                                 $   173.7       $   177.9
Total debt (includes current portion) (a)           $   177.7       $   176.1
Total liabilities (b)                               $   622.9       $   622.0
Shareholders' equity                                $ 1,162.9       $ 1,076.1
Statistics
  Working capital                                   $   120.6       $    64.0
  Working capital ratio (c)                             1.69X           1.36x

(a) Includes long-term debt plus the current portion thereof and preferred shares plus current portion of debt.
(b)  Includes preferred shares and non-controlling interest.
(c)  Current assets divided by current liabilities.
--------------------------------------------------------------------------------

Cash during the first half of the year increased by $51.4 million to $149.0 million, with cash flow from operating and financing activities more than offsetting cash used in investing activities. The Company's net working capital increased $56.6 million to $120.6 million in the first half of 2006 primarily as a result of increases in cash and accounts receivable and other assets, along with a decrease in accounts payable and accrued liabilities.

Second quarter developments and subsequent events

Crown Update
On April 24, 2006 and July 17, 2006, Kinross filed amended registration statements with the United States Securities and Exchange Commission ("SEC"). As previously announced, the Company's registration statement in respect of the Crown transaction was declared effective as of July 28, 2006 and a proxy statement/prospectus has been mailed to Crown shareholders. Crown will hold a shareholders meeting on August 31, 2006 where its shareholders will vote on the transaction.

On July 14, 2006, the Company loaned Crown $2.0 million in order to buy out a smelter return royalty from a third party covering the ore body at Buckhorn. This unsecured loan has a three-year term and bears interest at 11.25 percent.

State and federal permitting is continuing on the Buckhorn project. It is anticipated that permits for mine construction will be completed in late 2006. Federal permits for the proposed haul road are anticipated for mid-2007. Mine construction is expected to commence in the fourth quarter of 2006 with first production in the second half of 2007. Please refer to our cautionary statement on page 12 of this news release for material assumptions and risk factors associated with this project.

George/Goose Lake
On May 30, 2006, Kinross signed a definitive agreement to sell its interest in the George/Goose Lake property to Dundee Precious Metals Inc. The transaction closed on July 25, 2006.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Completed sale of Aquarius gold property
The Company closed the previously announced sale of the Aquarius property to St Andrew Goldfields on May 10, 2006. The Company received proceeds which consisted of 100.0 million common shares and 25.0 million common share purchase warrants in St Andrew Goldfields. The gain on sale was $0.1 million. Following the completion of the sale, St Andrew Goldfields completed a 20 to 1 share consolidation. As a result, at June 30, 2006, Kinross held 5.0 million common shares and 1.25 million common share purchase warrants.

Sale of the Lupin mine
On June 19, 2006, Kinross signed a definitive agreement to sell the Lupin Mine in the Territory of Nunavut to Wolfden Resources Inc. ("Wolfden"). Upon completion of this transaction, Wolfden will own the mine and the related property and Kinross will be relieved of its obligation to reclaim the mine site. Kinross will deliver a Cdn $3.0 million standby letter of credit that will be returned to Kinross in the event that the mill is put back into operation.

Sale of the Blanket Mine
In July 2006, the Company concluded its sale of the Blanket Mine to Caledonia Mining Corporation ("Caledonia"). The Company deconsolidated and wrote off the Blanket mine in 2001.

Interest in Katanga
On June 27, 2006, Kinross received 5,751,500 shares of Katanga in exchange for its 11.67 interest in Kinross Forrest Ltd. ("KF Ltd."). No gain or loss was recorded on this transaction.


--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results
                                                                          Page 9

Paracatu Expansion Summary

Background
     - Mining commenced at the Paracatu mine in 1987 and the mine was fully commissioned in 1988
     - The mine is located in the state of Minas Gerais, Brazil, approximately 200 kilometres southeast of Brasilia, the country's capital city
     - Kinross acquired its initial 49 percent interest in the Paracatu mine through the January 31, 2003 merger with TVX Gold Inc.
     - Kinross acquired Rio Tinto's 51 percent ownership in the mine on December 31, 2004 to become 100 percent owner and operator

Mineral Reserves and Resources (at July 31, 2006)
     - Proven and Probable Mineral Reserves of 15.3 million ounces at 0.40 g/t (@ US$400 gold)
     - Measured and Indicated Mineral Resources of 0.8 million ounces at 0.37 g/t (@ US$450 gold)

Technical summary
     - Open pit mining using dozers, front end loaders and conventional haul trucks
     - Current mining involves no waste stripping and in 2004 drilling and blasting commenced in certain areas of the mine where ore hardness was increasing. As the pit deepens, the amount of blasting will increase
     - Future mining will include an electric shovel and a new mining fleet of 240-ton haul trucks
     - Introduction of a new processing plant utilizing an in-pit crusher, 38-foot diameter SAG mill, two 24 foot ball mills, a flotation circuit, gravity plant and an expanded carbon-in-leach and refinery system
     -    Tailings will be impounded in a traditional tailings facility
     -    Power currently supplied from country's main power grid

Operating summary
--------------------------------------------------------------------------------
                                                                       LOM 2009
                                      2009 - 2013     2009 - 2018       - 2036
                                      ------------------------------------------
Average throughput (mtpa)                  58.4           51.2           40.9
Average grade (g/t)                        0.37           0.37           0.40
Average recovery (%)                       80.3           80.0           79.6
Average annual gold production (oz)      556,700         489,800        418,100
Average mining costs ($/tonne)             0.47           0.50           0.69
Average milling costs  ($/tonne)           1.50           1.67           1.96
Cost of sales  ($/oz)                      230             259            307
--------------------------------------------------------------------------------

     -    Average annual sustaining capital of approximately $15 million

Capital summary
     - Approximately $470 million for upgrades to processing and fleet including:
          o    Initial mining fleet
          o    In-pit crusher
          o    38-foot SAG mill
          o    Two new 24-foot ball mills
          o    New flotation and gravity plants
          o    Construction of new tailings facility

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Development plan
     -    Expansion will be developed over a three-year period
     -    Plant to be operational by mid-2008
     -    Second ball mill to be operational by end of 2008

Key assumptions and risk factors
     - There are certain assumptions which form the basis for the decision to proceed with the Paracatu expansion project. These assumptions include but are not limited to operating cost estimates, capital cost estimates, oil and electricity costs, gold price, regulatory and environmental regulation and currency exchange rates. Estimated operating and capital costs are based on cost assumptions used in our 2006 Feasibility Study, which is reflected in the Paracatu technical report to be filed with SEDAR shortly, except for a long term oil price assumption of US$49/bbl (from 2008), long term electricity costs of BRL 106/MWh from 2009, and a foreign exchange rate for capital expenditures of BRL 2.30 and long-term of BRL 2.65. A change in the assumptions may affect the final outcome of the project.
     - Permitting processes are mandated by government regulatory agencies and therefore timelines are estimated and not entirely under the company's control.
     - As required by National Instrument 43-101 of the Canadian Securities Regulators ("NI 43-101"), estimates of Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources conform to the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of those terms as at the date of estimation. Mineral resources are in addition to mineral reserves. Investors are advised that the term "mineral resource" and its subcategories are not recognized by the U.S. Securities and Exchange Commission and are described as mineralized material in the U.S. reporting environment. Mineral resources which are not mineral reserves do not have demonstrated economic viability and investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be upgraded to a higher category or converted into mineral reserves.
     - Mineral reserve and mineral resource estimates at the Paracatu mine are based on information prepared by or under the supervision of Rob Henderson, Vice President, Technical Services, who is a qualified person as defined under NI 43-101 and who has used assumptions, parameters and methods appropriate for the property and has verified the underlying data as appropriate in his professional opinion.
     - Mineral reserves and mineral resources were estimated as at July 31, 2006 using appropriate cut-off grades associated with an average long-term gold price of $400 per ounce for mineral reserves and $450 per ounce for mineral resources. Cut-off grades for Paracatu are 0.21 g/t Au for reserves and 0.18 g/t Au for resources. The estimates incorporate current and/or expected capital costs, mine plans and operating costs.
     - The Paracatu mine plan and economic analyses are based on Proven and Probable Reserves only. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Under Canadian rules, issuers must not make any disclosure of results of an economic evaluation that includes inferred mineral resources, except in rare cases. Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Cautionary Statement on Forward- Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this press release, including any information as to our future financial or operating performance, constitute "forward-looking statements" within the meaning of certain securities laws, including the "safe harbour" provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this press release. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us as of the date of this press release, are inherently subject to significant business, economic and competitive uncertainties and contingencies which give rise to the possibility that the predictions or projections expressed in such statements will not be achieved. We caution readers to not place undue reliance upon these statements as a number of known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to any material deviation from the material assumptions identified below, as well as: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of mineral reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. We refer the readers to our most recent annual information form, management discussion and analysis and other filings with the securities regulators of Canada and the United States for more details of the risks affecting Kinross.

We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable laws.

Material assumptions

These forward-looking statements are based on a number of assumptions which may prove to be incorrect, including but not limited to the various assumptions set forth in our most recent annual information form and annual report as well as:
(1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment or otherwise during the balance of 2006; (2) development at Paracatu proceeding on a basis consistent with our current expectations; (3) the Crown transaction closing successfully, permitting and development at Buckhorn proceeding on a basis consistent with our current expectations; (4) that the exchange rate between the Canadian dollar, Brazilian real, Chilean peso and the U.S. dollar will be approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (7) production forecasts meet expectations for the balance of 2006; and (8) the accuracy of our current mineral reserve and mineral resource estimates. Some of the material assumptions made by Kinross involve confidential or particularly sensitive information and, accordingly, Kinross does not believe it is appropriate to disclose such assumptions for competitive or other business reasons.

The technical information about the Company's material mineral properties contained in this press release has been prepared under the supervision of Mr. Rob Henderson an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

Key sensitivities

Approximately 55%-60% of our costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $13 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $4 impact on cost of sales per ounce.

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Conference call details

Kinross will host a conference call to discuss the second quarter results on Friday, August 4, 2006 at 10:00 am EST. Details to access the call are as follows:

To access the call, please dial:
     Toronto and internationally - 416-644-3424
     Toll free in North America - 1-866-250-4877

Replay: (available Aug 4 to Aug 18, 2006)
     Toronto and internationally - 416-640-1917           Passcode -21196522#
     Toll free in North America - 1-877-289-8525          Passcode -21196522#

You may also access the conference call on a listen-only basis through via webcast at our website www.kinross.com.

The conference call and webcast will be archived on our website at www.kinross.com.

--------------------------------------------------------------------------------
About Kinross Gold Corporation

Kinross, a Canadian-based gold mining company, is the fourth largest primary gold producer in North America and the eighth largest in the world. With eight mines in Canada, the United States, Brazil and Chile, Kinross employs more than 4,000 people.

Kinross maintains a strong balance sheet and a no gold hedging policy. Kinross is focused on a strategic objective to maximize net asset value and cash flow per share through a four-point plan built on growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).
--------------------------------------------------------------------------------

For additional information, e-mail info@kinross.com or contact:

Investor Relations Contact:           Media Contact:
Tracey Thom                           James Toccacelli
Director, Investor Relations          Senior Vice President, Communications
& Corporate Communications            (416) 365-7129
(416) 365-1362                        james.toccacelli@kinross.com
tracey.thom@kinross.com

--------------------------------------------------------------------------------
                                                     2006 Second Quarter Results

Consolidated balance sheets
UNAUDITED (EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT SHARE AMOUNTS)
-------------------------------------------------------------------------------------------------------
                                                                                  AS AT
                                                                   ------------------------------------
                                                                          JUNE 30,        December 31,
                                                                            2006              2005
-------------------------------------------------------------------------------------------------------
ASSETS
  Current assets
    Cash and cash equivalents                                            $     149.0       $      97.6
    Restricted cash                                                              1.3               1.3
    Accounts receivable and other assets                                        35.9              27.8
    Inventories                                                                108.1             115.2
                                                                   ------------------------------------
                                                                               294.3             241.9
  Property, plant and equipment                                              1,076.2           1,064.7
  Goodwill                                                                     321.2             321.2
  Long-term investments                                                         35.0              21.2
  Deferred charges and other long-term assets                                   59.1              49.1
                                                                   ------------------------------------
                                                                         $   1,785.8       $   1,698.1
                                                                   ------------------------------------
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities                             $     124.2       $     132.2
    Current portion of long-term debt                                           14.7               9.4
    Current portion of reclamation and remediation obligations                  34.8              36.3
                                                                   ------------------------------------
                                                                               173.7             177.9
  Long-term debt                                                               148.5             149.9
  Reclamation and remediation obligations                                      140.0             139.6
  Future income and mining taxes                                               137.8             129.6
  Other long-term liabilities                                                    8.2               7.9
  Redeemable retractable preferred shares                                          -               2.7
                                                                   ------------------------------------
                                                                               608.2             607.6
                                                                   ------------------------------------
COMMITMENTS AND CONTINGENCIES
NON-CONTROLLING INTEREST                                                         0.2               0.3
                                                                   ------------------------------------
CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY                              14.5              14.1
                                                                   ------------------------------------
COMMON SHAREHOLDERS' EQUITY
  Common share capital and common share purchase warrants                    1,789.8           1,777.6
  Contributed surplus                                                           52.7              52.6
  Accumulated deficit                                                         (678.4)           (752.9)
  Cumulative translation adjustments                                            (1.2)             (1.2)
                                                                   ------------------------------------
                                                                             1,162.9           1,076.1
                                                                   ------------------------------------
                                                                         $   1,785.8       $   1,698.1
                                                                   ------------------------------------
COMMON SHARES
  AUTHORIZED                                                               UNLIMITED         UNLIMITED
  Issued and outstanding                                                 347,462,836       345,417,147
-------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------
                                                                            2006 Second Quarter Results
                                                                                                Page 14

Consolidated statements of operations
UNAUDITED (EXPRESSED IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AND SHARE AMOUNTS)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      THREE MONTHS ENDED              SIX MONTHS ENDED
                                                                            JUNE 30,                       JUNE 30,
                                                                 ------------------------------------------------------------
                                                                       2006           2005           2006           2005
-----------------------------------------------------------------------------------------------------------------------------
REVENUE
  Metal sales                                                          $ 252.3        $ 174.6        $ 450.6         $ 354.4

OPERATING COSTS AND EXPENSES
  Cost of sales (excludes accretion, depreciation,
    depletion and amortization)                                          125.4          111.0          246.9           224.1
  Accretion and reclamation expense                                        2.9            2.6            5.9             5.9
  Depreciation, depletion and amortization                                27.0           44.6           56.2            88.9
                                                                 ------------------------------------------------------------
                                                                          97.0           16.4          141.6            35.5
  Other operating costs                                                    2.7            0.9            7.3             4.4
  Exploration and business development                                     9.4            6.4           16.9            11.3
  General and administrative                                              14.7           10.7           24.8            20.9
  Impairment of investments and other assets                                 -              -              -             0.6
  Gain on disposal of assets                                              (2.9)          (0.9)          (2.9)           (1.0)
                                                                 ------------------------------------------------------------
OPERATING EARNINGS (LOSS)                                                 73.1           (0.7)          95.5            (0.7)

  Other (expense) income - net                                             0.7          (14.6)         (12.0)          (12.9)
                                                                 ------------------------------------------------------------
EARNINGS (LOSS) BEFORE TAXES AND OTHER ITEMS                              73.8          (15.3)          83.5           (13.6)

  Income and mining taxes expense                                         (8.1)          (0.9)          (8.7)           (3.5)
  Non-controlling interest                                                 0.1              -            0.1             0.2
  Dividends on convertible preferred shares of subsidiary                 (0.2)          (0.2)          (0.4)           (0.4)
                                                                 ------------------------------------------------------------
NET EARNINGS (LOSS)                                                     $ 65.6        $ (16.4)        $ 74.5         $ (17.3)
                                                                 ------------------------------------------------------------

EARNINGS (LOSS) PER SHARE
  Basic                                                                 $ 0.19        $ (0.05)        $ 0.22         $ (0.05)
  Diluted                                                               $ 0.19        $ (0.05)        $ 0.21         $ (0.05)
WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING (millions)
  Basic                                                                  347.2          345.2          346.5           345.1
  Diluted                                                                348.5          345.2          347.4           345.1
-----------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------
                                                                                                  2006 Second Quarter Results
                                                                                                                      Page 15

Consolidated statements of cash flows
UNAUDITED (EXPRESSED IN MILLIONS OF U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------------------
                                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                                JUNE 30,                      JUNE 30,
                                                                    ----------------------------------------------------------
                                                                           2006           2005          2006           2005
                                                                    ----------------------------------------------------------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES:
OPERATING:
Net earnings (loss)                                                        $ 65.6        $ (16.4)       $ 74.5        $ (17.3)
Adjustments to reconcile net earnings (loss) to net cash provided from
(used in) operating activities:
Depreciation, depletion and amortization                                     27.0           44.6          56.2           88.9
Impairment of investments and other assets                                      -              -             -            0.6
Gain on disposal of assets                                                   (2.9)          (0.9)         (2.9)          (1.0)
Future income and mining taxes                                                1.8           (2.3)         (1.9)          (1.5)
Non-controlling interest                                                     (0.1)             -          (0.1)          (0.2)
Stock-based compensation expense                                              3.2            0.8           4.6            1.6
Unrealized foreign exchange (gains) losses and other                         (3.5)          12.5           1.0            9.3
Changes in operating assets and liabilities:
Accounts receivable and other assets                                          1.2            1.7          (8.1)           7.6
Inventories                                                                  10.0           (3.9)          1.7          (11.1)
Accounts payable and other liabilities                                       (7.4)          (5.5)        (10.0)         (19.5)
                                                                    ----------------------------------------------------------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                                 94.9           30.6         115.0           57.4
                                                                    ----------------------------------------------------------
INVESTING:
Additions to property, plant and equipment                                  (41.8)         (38.6)        (76.5)         (76.7)
Proceeds from the sale of marketable securities                                 -            0.1             -            0.1
Proceeds from the sale of (additions to) long-term investments                1.3          (13.6)          0.4          (18.2)
   and other assets
Proceeds from the sale of property, plant and equipment                       1.0            3.5           1.5            3.9
Disposals of short-term investments                                             -            2.9             -            6.4
Increase in restricted cash                                                     -           (0.1)            -           (0.1)
                                                                    ----------------------------------------------------------
CASH FLOW USED IN INVESTING ACTIVITIES                                      (39.5)         (45.8)        (74.6)         (84.6)
                                                                    ----------------------------------------------------------
FINANCING:
Issuance of common shares                                                     4.3            0.6           5.0            1.1
Proceeds from issuance of debt                                                9.2           19.4          14.0           35.8
Repayment of debt                                                            (4.7)          (0.6)        (10.0)          (0.9)
                                                                    ----------------------------------------------------------
CASH FLOW PROVIDED FROM FINANCING ACTIVITIES                                  8.8           19.4           9.0           36.0
                                                                    ----------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       0.7              -           2.0              -
                                                                    ----------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                        64.9            4.2          51.4            8.8
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               84.1           52.5          97.6           47.9
                                                                    ----------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                  $ 149.0         $ 56.7       $ 149.0         $ 56.7
------------------------------------------------------------------------------------------------------------------------------

                THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------------------------
                                                                                                   2006 Second Quarter Results
                                                                                                                       Page 16